EXHIBIT: 99.1

3rd March, 2003

The Listing Department The Stock Exchange, Mumbai, Mumbai	Fax No : 2722041/2061/3719/2037

Dear Sir,

Re: Disclosure pursuant to regulation 13 (5) of the SEBI (Prohibition of Insider Trading) Regulation, 1992

We wish to inform you that we have received letters from the Strategic Investors of the Bank — The India Private Equity Fund (Mauritius) Ltd and Indocean Financial Holding Limited, Funds advised by JP Morgan Advisors intimating the sale of equity shares as detailed below:

		% shareholding after
		sale of shares to
		total shareholding of
Name of Shareholders	Number of shares sold	the Bank

The India Private Equity Fund (Mauritius)	2495162	4.12
Indocean Financial Holding Limited	6004838	1.41

The total shareholding of both the Funds before the sale was 8.54% of the share capital of the Bank.

Kindly treat this as disclosure under above regulations and any other regulations, if applicable.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary